Exhibit 99.1

Silynxcom Received $550,000 in Orders from Israel Defense Forces and Israeli Police Forces Since Beginning of Year

Repeat Orders from the Israel Defense Forces and Israeli police forces since October 2023 accumulates to over $4.85 million

Netanya, Israel, Feb. 13, 2024 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, today announced that it has received repeat purchase orders of approximately $550,000 since the beginning of 2024 from the Israel Defense Forces and Israeli police forces, for its advanced military headset system family of products.

Since October 2023, the Company has received over $4.85 million in orders from the Israel Defense Forces and Israeli police forces.

"Repeat orders serve as a strong indicator and confirmation of the distinct capabilities and effective deployment of our innovative in-ear headset products, especially nowadays when our products are constantly in demand for combat" said Nir Klein, Chief Executive Officer of Silynxcom. "In recent months, we have observed a significant increase in the acceptance and demand for our solutions in Israel and worldwide. This growth is attributed to our cutting-edge disruptive technology and continuous sales and marketing efforts. We plan to maintain this path moving forward."

Recently the Company announced a third order from a leading global defense company, marking over $4.5 million in total orders from this customer.

Silynxcom expects to deliver these units during 2024.

About Silynxcom Ltd.

For over a decade, Silynxcom has been developing, manufacturing, marketing, and selling ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. The Company’s in-ear headset devices are used in combat, the battlefield, riot control, demonstrations and weapons training courses. The Company’s in-ear headsets seamlessly integrate with third party manufactured, professional-grade ruggedized radios that are used by the military, law enforcement, and disaster recovery industry professionals. The Company’s in-ear headsets fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations.  In addition, the Company develops, markets and sells push-to-talk devices, communication controllers, and communication device cables and connectors. The Company’s products are designed to be compatible with other products that it offers and with other third-party communication products available in the market that are used by its customers.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company uses forward-looking statements when it discusses that the Company plans to maintain its strong growth and that it expects to deliver these units during 2024. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus dated January 16, 2024 related to the Company’s initial public offering filed with the U.S. Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Silynxcom undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact:

Silynxcom Ltd.

ir@silynxcom.com